David Cantor

Founder @ Folk Revival

Tenafly, New Jersey, United States

Contact

www.linkedin.com/in/davidcantorfr (LinkedIn)

Top Skills

Consumer Products

Customer Insight

Shopper Marketing

Experience

Folk Revival

Founder

October 2021 - Present (3 years 6 months)

New York City Metropolitan Area

Dr. Praeger's Sensible Foods

VP Marketing

October 2014 - September 2021 (7 years)

Terrace Marketing

Principal

September 2013 - October 2014 (1 year 2 months)

Natural Food & Beverage Brand Management Consulting

Steuben Foods

2 years 7 months

VP Marketing and New Ventures

November 2011 - August 2013 (1 year 10 months)

Director of Marketing

February 2011 - December 2011 (11 months)

Parent company of Dora's Naturals

Steuben Foods / Dora's Naturals

Brand Manager - Evolve Kefir and ZenSoy

August 2009 - November 2010 (1 year 4 months)

Novartis

Senior Associate Marketing Manager

July 2008 - July 2009 (1 year 1 month)

Mars

3 years 1 month

Marketing Manager- Seeds of Change Chocolate

May 2006 - June 2008 (2 years 2 months)

Sales Manager- Natural Specialty Channels
June 2005 - May 2006 (1 year)

Mars
Assistant Marketing Manager
2003 - 2005 (2 years)

Acirca
Intern
2002 - 2002 (less than a year)

Urban Organic
Manager
1999 - 2000 (1 year)

Education

Tufts University
School; Master's Degree, Nutrition Science and Policy

University of Wisconsin-Madison
BA, Psychology